Exhibit 12.1

AMERICAN WATER WORKS COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
Income (loss) from continuing operations before income taxes	$(106,206)	$429,424	$503,680	$631,258	$605,470	$294,495

Fixed Charges:
Interest, dividends on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	306,979	325,135	321,687	316,889	314,908	150,541
Interest factor in rentals	12,735	13,243	11,878	9,958	8,528	3,843
Interest costs from discontinued operations	1,015	1,319	2,266	277	—	—

Total fixed charges	320,729	339,697	335,831	327,124	323,436	154,384

Income from continuing operations plus fixed charges	214,523	769,121	839,511	958,382	928,906	448,879

Preferred dividend requirements	225	225	225	153	19	—
Ratio of pre-tax income (loss) to net income (loss)	0.48	1.68	1.65	1.69	1.64	1.66
Preferred dividend factor (1)	109	379	372	258	31	—
Total fixed charges	320,729	339,697	335,831	327,124	323,436	154,384

Total fixed charges and preferred dividends	320,838	340,076	336,202	327,382	323,467	154,384

Ratio of earnings to combined fixed charges and preferred dividends (2)	—	2.26	2.50	2.93	2.87	2.91

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, which we refer to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(1)	Represents the amount of pre-tax earnings required to cover the dividends associated with preferred stock without mandatory redemption requirements.
(2)	For the year ended December 31, 2009 earnings were insufficient to cover fixed charges and there was a deficiency of $106.3 million.

AMERICAN WATER CAPITAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
Income (loss) from continuing operations before income taxes	$—	$—	$—	$—	$—	$—
Fixed Charges:
Interest, dividends on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	201,033	206,011	211,982	213,835	225,511	105,403

Total fixed charges	201,033	206,011	211,982	213,835	225,511	105,403

Income from continuing operations plus fixed charges	201,033	206,011	211,982	213,835	225,511	105,403

Total fixed charges	201,033	206,011	211,982	213,835	225,511	105,403

Total fixed charges and preferred dividends	201,033	206,011	211,982	213,835	225,511	105,403

Ratio of earnings to combined fixed charges and preferred dividends	1.00	1.00	1.00	1.00	1.00	1.00

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, which we refer to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.